UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

a21, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

002184 10 9
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 002184 10 9	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Albert H. Pleus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER 7,256,344 (1) SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 7,256,344 (1) SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,256,344 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.95%
12	TYPE OF REPORTING PERSON* IN

(1) Includes 886,338 shares held by Whitney Holdings, Inc. and 533,334 shares held by Whitney Holdings Group LLC, which are controlled by Mr. Pleus; 133,334 shares held by the Albert Pleus Family Trust of which Mr. Pleus is trustee; options to purchase 2,630,514 shares; and warrants to purchase 633,420 shares held by Whitney Holdings, Inc.

Item 1(a).	Name of Issuer: a21, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 7660 Centurion Parkway, Jacksonville, Florida 32256

Item 2(a).	Name of Person Filing: Albert H. Pleus

Item 2(b).	Address of Principal Business Office or if none, Residence: 2535 Makiki Heights Drive, Honolulu, HI 96822

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, $.001 par value

Item2(e).	CUSIP Number: 002184 10 9

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 7,256,344

(b)	Percent of Class: 7.95%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 7,256,344

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 7,256,344

(iv)	shared power to dispose or to direct the disposition of: 0

The shares of common stock beneficially owned by Mr. Pleus include: 886,338 shares held by Whitney Holdings, Inc. and 533,334 shares held by Whitney Holdings Group LLC, which are controlled by Mr. Pleus; 133,334 shares held by the Albert Pleus Family Trust of which Mr. Pleus is trustee; options to purchase 2,630,514 shares; and warrants to purchase 633,420 shares held by Whitney Holdings, Inc.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008

/s/ Albert H. Pleus
Name: Albert H. Pleus